SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 5)1

Phoenix Technologies Ltd.
(Name of Issuer)

Common Stock, $.001 Par Value
(Title of Class of Securities)

719153108
(CUSIP Number)

MARK MITCHELL
RAMIUS LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
(212) 845-7900

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 17, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

______________
1           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 719153108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,481,421
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,481,421
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,481,421
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 719153108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RAMIUS NAVIGATION MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 683,265
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 683,265
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 683,265
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 719153108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RAMIUS ENTERPRISE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 683,265
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 683,265
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 683,265
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 719153108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RCG PB, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,938,814
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,938,814
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,938,814
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 719153108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RAMIUS ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,607,312
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,607,312
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,607,312
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 719153108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,481,421
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,481,421
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,481,421
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 719153108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,103,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,103,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,103,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 719153108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) COWEN GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,103,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,103,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,103,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 719153108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RCG HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,103,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,103,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,103,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 719153108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,103,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,103,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,103,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 719153108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,103,500
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,103,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,103,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 719153108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,103,500
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,103,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,103,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 719153108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,103,500
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,103,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,103,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 719153108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,103,500
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,103,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,103,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 719153108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 01
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

________________
2 See Item 5.

CUSIP No. 719153108

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”).  This Amendment No. 5 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This statement is filed by:

(i)	Ramius Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Value and Opportunity Master Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Ramius Navigation Master Fund Ltd, a Cayman Islands exempted company (“Navigation Master Fund”), with respect to the Shares directly and beneficially owned by it;

(iii)	RCG PB, Ltd, a Cayman Islands exempted company (“RCG PB”), with respect to the Shares directly and beneficially owned by it;

(iv)	Ramius Enterprise Master Fund Ltd, a Cayman Islands exempted company (“Enterprise Master Fund”), who serves as the sole shareholder of Navigation Master Fund;

(v)	Ramius Advisors, LLC, a Delaware limited liability company (“Ramius Advisors”), who serves as the investment advisor of each of Enterprise Master Fund, Navigation Master Fund and RCG PB;

(vi)	Ramius Value and Opportunity Advisors LLC, a Delaware limited liability company (“Value and Opportunity Advisors”), who serves as the investment manager of Value and Opportunity Master Fund;

(vii)	Ramius LLC, a Delaware limited liability company (“Ramius”), who serves as the sole member of each of Value and Opportunity Advisors and Ramius Advisors;

(viii)	Cowen Group, Inc., a Delaware corporation (“Cowen”), who serves as the sole member of Ramius;

(ix)	RCG Holdings LLC, a Delaware limited liability company (“RCG Holdings”), who is a significant shareholder of Cowen;

(x)	C4S & Co., L.L.C., a Delaware limited liability company (“C4S”), who serves as managing member of RCG Holdings;

(xi)	Peter A. Cohen, who serves as one of the managing members of C4S;

(xii)	Morgan B. Stark, who serves as one of the managing members of C4S;

(xiii)	Thomas W. Strauss, who serves as one of the managing members of C4S;

(xiv)	Jeffrey M. Solomon, who serves as one of the managing members of C4S; and

CUSIP No. 719153108

(xv)	Jeffrey C. Smith who serves as Partner Managing Director of Ramius and a director of the Issuer.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Ramius Advisors, Value and Opportunity Advisors, Ramius, Cowen, RCG Holdings, C4S, and Messrs. Cohen, Smith, Stark, Strauss and Solomon is 599 Lexington Avenue, 20th Floor, New York, New York 10022.

The address of the principal office of each of Value and Opportunity Master Fund, Enterprise Master Fund, Navigation Master Fund and RCG PB is c/o Citco Fund Services (Cayman Islands) Limited, Regatta Office Park, Windward 1, 2nd Floor, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.  The officers and directors of each of Value and Opportunity Master Fund, Value and Opportunity Master Fund, Enterprise Master Fund, Navigation Master Fund and RCG PB and their principal occupations and business addresses are set forth on Schedule B and incorporated by reference in this Item 2.

(c)           The principal business of each of Value and Opportunity Master Fund, Navigation Master Fund and RCG PB is serving as a private investment fund.  Value and Opportunity Master Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Each of Navigation Master Fund RCG PB has been formed for the purpose of making equity and debt investments.  Enterprise Master Fund is the sole shareholder of Navigation Master Fund.  The principal business of Value and Opportunity Advisors is acting as the investment manager of Value and Opportunity Master Fund.  The principal business of Ramius Advisors is acting as the investment advisor of each of Navigation Master Fund, Enterprise Master Fund and RCG PB.  Ramius is engaged in money management and investment advisory services for third parties and proprietary accounts and serves as the sole member of each of Value and Opportunity Advisors and Ramius Advisors.  Cowen provides alternative investment management, investment banking, research, and sales and trading services through its business units, Ramius and Cowen and Company.  Cowen also serves as the sole member of Ramius.  RCG Holdings is a significant shareholder of Cowen.  C4S serves as managing member of Ramius.  Messrs. Cohen, Strauss, Stark and Solomon serve as co-managing members of C4S.  Mr. Smith serves as Partner Managing Director of Ramius and a director of the Issuer.

(d)           No Reporting Person, or any person listed on Schedule B annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, or any person listed on Schedule B annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Cohen, Smith, Stark, Strauss and Solomon are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

CUSIP No. 719153108

The Shares purchased by Value and Opportunity Master Fund, RCG PB and Navigation Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase cost of the 5,103,500 Shares beneficially owned in the aggregate by Value and Opportunity Master Fund, RCG PB and Enterprise Master Fund is approximately $12,873,000, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 35,116,059 Shares outstanding as of August 3, 2010, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2010.

A.	Value and Opportunity Master Fund

(a)	As of the close of business September 2, 2010, Value and Opportunity Master Fund beneficially owned 2,481,421 Shares.

Percentage: Approximately 7.1%

(b)	1. Sole power to vote or direct vote: 2,481,421
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,481,421
4. Shared power to dispose or direct the disposition: 0

(c)	Value and Opportunity Master Fund did not enter into any transactions in the Shares during the past sixty days.

B.	Navigation Master Fund

(a)	As of the close of business September 2, 2010, Navigation Master Fund beneficially owned 683,265 Shares.

Percentage: 1.9%

(b)	1. Sole power to vote or direct vote: 683,265
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 683,265
4. Shared power to dispose or direct the disposition: 0

(c)	Navigation Master Fund did not enter into any transactions in the Shares during the past sixty days.

C.	RCG PB

(a)	As of the close of business September 2, 2010, RCG PB beneficially owned 1,938,814 Shares.

CUSIP No. 719153108

Percentage: 5.5%

(b)	1. Sole power to vote or direct vote: 1,938,814
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,938,814
4. Shared power to dispose or direct the disposition: 0

(c)	RCG PB did not enter into any transactions in the Shares during the past sixty days.

D.	Enterprise Master Fund

(a)	Enterprise Master Fund, as the sole shareholder of Navigation Master Fund, may be deemed the beneficial owner of the 683,265 Shares owned by Navigation Master Fund.

Percentage: 1.9%

(b)	1. Sole power to vote or direct vote: 683,265
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 683,265
4. Shared power to dispose or direct the disposition: 0

(c)	Enterprise Master Fund did not enter into any transactions in the Shares during the past sixty days.

E.	Value and Opportunity Advisors

(a)	Value and Opportunity Advisors, as the investment manager of Value and Opportunity Master Fund, may be deemed the beneficial owner of the 2,481,421 Shares owned by Value and Opportunity Master Fund.

Percentage: Approximately 7.1%

(b)	1. Sole power to vote or direct vote: 2,481,421
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,481,421
4. Shared power to dispose or direct the disposition: 0

(c)	Value and Opportunity Advisors did not enter into any transactions in the Shares during the past sixty days.

F.	Ramius Advisors

(a)
Ramius Advisors, as the investment advisor of each of Navigation Master Fund and RCG PB, may be deemed the beneficial owner of the (i) 668,498 Shares owned by Navigation Master Fund and (ii) 1,938,814 Shares owned by RCG PB.

Percentage: 7.4%

(b)	1. Sole power to vote or direct vote: 2,607,312
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,607,312
4. Shared power to dispose or direct the disposition: 0

CUSIP No. 719153108

(c)	Ramius Advisors did not enter into any transactions in the Shares during the past sixty days.

G.	Ramius

(a)
Ramius, as the sole member of each of Value and Opportunity Advisors and Ramius Advisors, may be deemed the beneficial owner of the (i) 2,481,421 Shares owned by Value and Opportunity Master Fund, (ii) 1,938,814 Shares owned by RCG PB and (iii) 668,498 Shares owned by Navigation Master Fund.

Percentage: Approximately 14.5%

(b)	1. Sole power to vote or direct vote: 5,103,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,103,500
4. Shared power to dispose or direct the disposition: 0

(c)	Ramius did not enter into any transactions in the Shares during the past sixty days.

H.	Cowen

(a)
Cowen, as the sole member of Ramius, may be deemed the beneficial owner of the (i) 2,481,421 Shares owned by Value and Opportunity Master Fund, (ii) 1,938,814 Shares owned by RCG PB and (iii) 668,498 Shares owned by Navigation Master Fund.

Percentage: Approximately 14.5%

(b)	1. Sole power to vote or direct vote: 5,103,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,103,500
4. Shared power to dispose or direct the disposition: 0

(c)	Cowen did not enter into any transactions in the Shares during the past sixty days.

I.	RCG Holdings

(a)
RCG Holdings, as the majority shareholder of Cowen, may be deemed the beneficial owner of the (i) 2,481,421 Shares owned by Value and Opportunity Master Fund, (ii) 1,938,814 Shares owned by RCG PB and (iii) 668,498 Shares owned by Navigation Master Fund.

Percentage: Approximately 14.5%

(b)	1. Sole power to vote or direct vote: 5,103,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,103,500
4. Shared power to dispose or direct the disposition: 0

(c)	RCG Holdings did not enter into any transactions in the Shares during the past sixty days.

CUSIP No. 719153108

J.	C4S

(a)
C4S, as the managing member of RCG Holdings, may be deemed the beneficial owner of the (i) 2,481,421 Shares owned by Value and Opportunity Master Fund, (ii) 1,938,814 Shares owned by RCG PB and (iii) 668,498 Shares owned by Navigation Master Fund.

Percentage: Approximately 14.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,103,500
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,103,500

(c)	C4S did not enter into any transactions in the Shares during the past sixty days.

K.	Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

(a)
Each of Messrs. Cohen, Stark, Strauss and Solomon, as the managing members of C4S, may be deemed the beneficial owner of the (i) 2,481,421 Shares owned by Value and Opportunity Master Fund, (ii) 1,938,814 Shares owned by RCG PB and (iii) 668,498 Shares owned by Navigation Master Fund.

Percentage: Approximately 14.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,103,500
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,103,500

(c)	None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon has entered into any transactions in the Shares during the past sixty days.

L.	Mr. Smith

(a)
As of the close of business on September 2, 2010, Mr. Smith did not directly own any Shares.  Mr. Smith, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, is deemed the beneficial owners of the (i) 2,481,421 Shares owned by Value and Opportunity Master Fund, (ii) 1,938,814 Shares owned by RCG PB and (iii) 668,498 Shares owned by Navigation Master Fund.  Mr. Smith disclaims beneficial ownership of such Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Smith has not entered into any transactions in the Shares during the past sixty days.

CUSIP No. 719153108

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On September 3, 2010, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

In connection with the Agreement and Plan of Merger dated as of August 17, 2010 by and among Pharaoh Acquisition Corp., Pharaoh Merger Sub Corp. and the Issuer (the “Merger”), Ramius executed and delivered a Voting Agreement dated August 17, 2010 (the “Voting Agreement”) whereby Ramius agreed to vote its Shares in favor of the Merger. The foregoing description of the Voting Agreement is qualified in its entirety by reference to the complete text of the Voting Agreement, the form of which is filed as Exhibit 99.2.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to include the following exhibits:

Exhibit 99.1
Joint Filing Agreement by and among Ramius Value and Opportunity Master Fund Ltd, Ramius Navigation Master Fund Ltd, RCG PB, Ltd, Ramius Enterprise Master Fund Ltd, Ramius Advisors, LLC, Ramius Value and Opportunity Advisors LLC, Ramius LLC, Cowen Group, Inc., RCG Holdings LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Jeffrey M. Solomon and Jeffrey C. Smith, dated September 3, 2010.

Exhibit 99.2	Voting Agreement by and among Pharaoh Acquisition Corp. and Ramius LLC, dated as of August 17, 2010.
Exhibit 99.3	Power of Attorney for Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, dated April 26, 2010.

CUSIP No. 719153108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 3, 2010

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
      By: Ramius Value and Opportunity Advisors, LLC,
             its investment manager

RCG PB, LTD
      By: Ramius Advisors, LLC,
             its investment advisor

RAMIUS NAVIGATION MASTER FUND LTD
      By: Ramius Advisors, LLC,
             its investment advisor

RAMIUS ENTERPRISE MASTER FUND LTD
      By: Ramius Advisors, LLC,
             its investment advisor

RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC
      By: Ramius LLC,
             its sole member

RAMIUS ADVISORS, LLC By: Ramius LLC, its sole member RAMIUS LLC By: Cowen Group, Inc., its sole member COWEN GROUP, INC. RCG HOLDINGS LLC By: C4S & Co., L.L.C., as managing member C4S & CO., L.L.C.

By:	/s/ Owen S. Littman
Name: Owen S. Littman
Title: Authorized Signatory

/s/ OWEN S. LITTMAN
OWEN S. LITTMAN
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

/s/ JEFFREY C. SMITH
JEFFREY C. SMITH

CUSIP No. 719153108

SCHEDULE B

Directors and Officers of Ramius Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Owen S. Littman Director	General Counsel of Cowen Group, Inc.	599 Lexington Avenue 20th Floor New York, New York 10022	United States

Mark R. Mitchell Director	Partner Managing Director of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands

Directors and Officers of Ramius Enterprise Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Morgan B. Stark Director	Chairman of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

Owen S. Littman Director	General Counsel of Cowen Group, Inc.	599 Lexington Avenue 20th Floor New York, New York 10022	United States

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands

Directors and Officers of Ramius Navigation Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Jeffrey C. Smith Director	Partner Managing Director of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

Directors and Officers of RCG PB, Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Morgan B. Stark Director	Chief Executive Officer and President of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

Owen S. Littman Director	General Counsel of Cowen Group, Inc.	599 Lexington Avenue 20th Floor New York, New York 10022	United States

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands

CUSIP No. 719153108

Directors and Officers of Cowen Group, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Peter A. Cohen Chairman of the Board and Chief Executive Officer	Chief Executive Officer of Cowen Group, Inc.	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Kevin Kotler Director	Vice Chairman of Gilbert Global Equity Partners	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Jules B. Kroll Director	President of JEMKroll Group	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

David M. Malcolm Director	President and Chief Executive Officer of Cowen and Company	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Jerome S. Markowitz Director	Senior Partner at Conifer Securities LLC	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Jack H. Nusbaum Director	Chairman of Willkie Farr & Gallagher LLP	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Edoardo Spezzotti Director	Senior Executive Vice President of Unicredit Group	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	Italy

John E. Toffolon, Jr. Lead Director	Director, Westway Group, Inc.	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Christopher A. White Chief of Staff	Chief of Staff of Cowen Group, Inc.	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Joseph R. Wright Director	Senior Advisor to The Chart Group, L.P. and Director of Scientific Games Corporation	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Morgan B. Stark Member of Executive and Operating Committees	Chairman of Ramius LLC	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Thomas W. Strauss Member of Executive and Operating Committees	President of Ramius LLC	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Stephen A. Lasota Chief Financial Officer	Chief Financial Officer of Ramius LLC	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Jeffrey M. Solomon Chief Operating Officer, Chief Strategy Officer, Chairman of the Investment Committee and member of the Operating Committee	Chief Operating Officer of Cowen Group, Inc.	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States